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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          ARINCO COMPUTER SYSTEMS INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)


                                  040397 10 1
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                                 (CUSIP Number)


          Leon Nash, 2 Bayclub Drive, Bayside, NY 11360 (718) 423-7796
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 28, 2000
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)


                         (Continued on following pages)

                              (Page 1 of 4 Pages)

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Schedule 13D                         Forms                                 7060
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CUSIP NO. 040397 10 1                 13D                     PAGE 2 OF 4 PAGES

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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Leon Nash
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) /X/
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

                                   PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                7   SOLE VOTING POWER
  NUMBER OF                                  325,000
   SHARES      ----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
   EACH        ----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
  PERSON                                     325,000
   WITH        ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          325,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Under Five Percent.
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14   TYPE OF REPORTING PERSON*

              IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                               Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock of the following corporation (the "Company"):

         ARINCO COMPUTER SYSTEMS INC.
         1650 University Blvd.
         Suite 100
         Albuquerque, NM 87102

ITEM 2.  IDENTITY AND BACKGROUND.

         Leon Nash
         2 Bayclub Drive
         Bayside, NY 11360

         Mr. Nash is an executive employed by Business Funding Corporation, 370 Lexington Avenue, New York, New York 10017, a corporation engaged in business lending. Mr. Nash, a citizen of the United States, has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in, or subjecting him to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As a result of the issuance of Common Stock by the Company, as described in Schedule 13D filed by Culmen Technology Partners, L.P. on April 6, 2000, Mr. Nash no longer beneficially owns more than 5% of any class of equity security.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits filed.





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                                                               Page 4 of 4 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.



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                                                  Date

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                                                  Signature

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                                                  Name/Title